FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation ("Tournigan" or the "Company")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change December 5, 2007

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on December 5, 2007.

Item 4.

Summary of Material Change

Tournigan Announces Significant Increase in Curraghinalt Gold Resource and Updated Resource for the Kuriskova Uranium Deposit.

Item 5.

Full Description of Material Change

The Company announced a significant increase in the gold resource at its Curraghinalt property in Northern Ireland and a reduction, in line with the company's published expectations, of the uranium resource at its Kuriskova deposit in Slovakia.

Curraghinalt update

The new Curraghinalt estimate, prepared by independent consultant Micon International Limited of Toronto, includes an indicated resource of 250,000 ounces of gold contained in 570,000 tonnes of material with an average grade of 13.95 grams of gold per tonne, and an inferred resource of 350,000 ounces of gold contained in 640,000 tonnes of material with an average grade of 17.15 grams of gold per tonne based on a cut-off of 6 grams of gold per tonne and a minimum vein width of 1 metre.

The previous estimate for Curraghinalt, prepared by independent consultant John Tully of North Vancouver, B.C. was an inferred resource of 262,000 ounces of gold contained in 527,700 tonnes of material with a grade of 15.45 grams of gold per tonne based on a cut-off of 6 grams of gold per tonne and a minimum vein width of 1 metre. There was no indicated resource in the January 2005 estimate.

Curraghinalt Gold Deposit, Indicated & Inferred Resource Estimate

	Indicated Resources			Inferred Resources
	Tonnes	Grade (gpt)	Ounces	Tonnes	Grade (gpt)	Ounces
Dec 07 (Micon)	570,000	13.95	250,000	640,000	17.15	350,000
Jan 07 (Tully)	-	-	-	527,000	15.45	262,000
Cut-off Grade 6 g/t gold, > 1m Thickness

The inverse distance resource estimate is based on 264 drillholes including 11,934 metres in 24 holes drilled subsequent to the Tully estimate (January 2005). Hole spacing ranged between 30 to 100 metre centres. The Micon estimate was prepared by Dibya Kanti Mukhopadhyay, an Independent Qualified Person as defined by Canada’s National Instrument 43-101 policy for the disclosure of mineral projects. Tournigan expects to file the complete study on SEDAR within 45 days.

"Results from the drilling program confirm that the mineralized resource zone extends a further 300 metres to the southeast and remains open," said Tournigan president James Walchuck. "Furthermore, the deep drilling to the northwest confirms that all the primary resource veins are present, and several new veins have been identified. A detailed structural review has enhanced our understanding of the deposit considerably. Moving forward we will be reviewing options including a preliminary assessment and further drilling."

Kuriskova update

The new Kuriskova estimate, prepared by independent consultant A.C.A. Howe of Berkhamsted, England, is an inferred resource of 36.29 million pounds of uranium oxide (U308) contained in 5.1 million tonnes of material with an average grade of 0.323% U3O8 based on a cut-off of 0.035% U3O8. The Main Zone portion of the inferred resource estimate includes 30.92 million pounds U3O8 contained in 3.34 million tonnes of material with an average grade of 0.421% U3O8. The A.C.A. Howe estimate was prepared by Galen White, an Independent Qualified Person as defined by National Instrument 43-101. Tournigan expects to file the complete study on SEDAR within 45 days.

In terms of pounds of U308, the new estimate represents a reduction of 28.1% from A.C.A. Howe’s previous inferred resource estimate in May 2007 of 50.5 million pounds U3O8 contained in 9 million tonnes of material with a grade of 0.255% U3O8 based on a cut-off of 0.035% U308. This is within the reduction range of 10% to 30% anticipated by Tournigan in its October 24, 2007 news release.

"At this level Kuriskova remains a world-class uranium deposit," said Mr. Walchuck. "While it’s been difficult for shareholders awaiting this restatement, we can now move forward with a clear understanding of the project’s development potential. The high grade main zone comprises the vast majority of the resource and the average grade of the global resource estimate has moved up by 26% to 0.323."

Kuriskova Uranium Deposit, Inferred Resource Estimate

Domain	Tonnes (Mt)	U3O8%	U3O8 (lbs)

December 2007 (A.C.A. Howe)
Main Zone	3,335,000	0.421	30,920,000
Hanging wall	1,765,000	0.138	5,370,000
All	5,100,000	0.323	36,290,000
Cut-off Grade 0.035% U3O8

May 2007 (A.C.A. Howe)
Main Zone	3,592,000	0.492	38,987,000
Hanging wall	5,390,000	0.097	11,544,000
All	8,982,000	0.255	50,531,000
Cut-off Grade 0.035% U3O8

As previously disclosed, the new estimate incorporates an improved geological understanding of the deposit and addresses modeling issues identified in the prior resource estimate. The inverse distance estimate includes results from 10 of 13 diamond drill holes drilled by Tournigan at the Kuriskova deposit in 2006, three diamond holes drilled by Tournigan in late 2005, and 13 relevant holes of the 52 historical diamond drill holes drilled by previous government operators. The hole spacing for this inferred resource ranged between 40 to 150 metre centres.

"Our next step will be a new estimate, expected in mid 2008, that takes into account a recently completed 26-hole, 9,825-metre 2007 exploration program at Kuriskova," said Joe Ringwald, Vice President Technical Services for Tournigan. "We expect to begin disclosing assay results from this program in January 2008, assuming the contracted assay laboratory can process the drill core on schedule.

"We also expect that the next estimate will upgrade a significant portion of the deposit to the indicated resource classification. Our optimism is based in part on radiometric readings indicating that a majority of the 26 drill holes have intersected uranium mineralization. We are now correlating the radiometric readings with geochemical results from historic drilling on the property."

Tournigan has engaged AMEC to conduct a Kuriskova Targeting Study involving mine development concepts and environmental impacts. AMEC will work in collaboration with Wismut Umwelttechnik GmbH (WISUTEC) of Chemnitz, Germany. AMEC is one of the world’s largest international engineering and project management companies. WISUTEC is an expert in mine rehabilitation, geotechnics, and industrial, mine, and drinking water technology. Targeting studies are by nature highly conceptual and, if used, normally pre-date scoping studies. They are used to limit project options available and to establish whether or not a property has sufficient merit to warrant further expenditure. The Kuriskova Targeting Study is scheduled for completion early in 2008.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 8.

Date of Report

Dated at Vancouver, B.C., this 5th day of December, 2007.